QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for date of October 15, 2002

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Novartis International AG Novartis Communications CH-4002 Basel Switzerland Tel +41 61 324 2200 Fax + 41 61 324 3300 Internet Address: http://www.novartis.com

MEDIA ALERT

To the Editors

Novartis' 2002 third-quarter and nine-month results and R&D update

        Basel, 14 October 2002

        On 17 October the publication of our third-quarter and nine-month results will coincide with our annual "Pharmaceuticals R&D day" event in New York.

        We will therefore publish our results at 12.30 CET through the normal channels.

        There will be a live virtual press conference (in English) from New York starting at 14.00 CET and ending at 14.45. This will be webcast on www.novartis.com and can be heard via a telephone conference facility for journalists. Call numbers and final details will be published in our press release and on www.novartis.com. The presentation slides for the virtual press conference and an "R&D highlights" press release will be published on www.novartis.com approximately one hour beforehand so that you can download them in advance.

        Daniel Vasella, Thomas Ebeling, Joerg Reinhardt and Raymund Breu will give short presentations on the results and our Pharmaceuticals pipeline. Following this, journalists will be able to ask them questions over the phone or by email.

        The slides and webcast playback will also be available on www.novartis.com after the event.

        With kind regards
Novartis Communications

Schedule overview

12.30 CET (06.30 EST):	Press release on 2002 3rd-quarter and 9-month results
13.00 CET (07.00 EST):	Press release on R&D day highlights; presentation slides published on www.novartis.com
14.00 - 14.45 CET:	Virtual press conference from New York
(08.00 - 08.45 EST)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 15, 2002	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

QuickLinks

MEDIA ALERT
SIGNATURES